UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0167
Washington, D.C. 20549	Expires: October 31, 2013
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-23886

Cronos Global Income Fund XV, L.P.

(Exact name of registrant as specified in its charter)

One Front Street, Suite 925, San Francisco, California 94111 (415) 677-8990

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                     0

Pursuant to the requirements of the Securities Exchange Act of 1934, Cronos Global Income Fund XV, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 27, 2011	By:	/s/ Frank P. Vaughan
Frank P. Vaughan
Chief Financial Officer
Cronos Capital Corp.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.